File under Rule 433
File Nos. 333-124535
and 333-124535-04

Term Sheet

Issuer:	USB Capital XII
Guarantor:	U.S. Bancorp (Ticker: USB)
Size:	$500 million (20million trust preferred securities)
Overallotment Option:	3 million trust preferred securities
Expected Ratings:	A1/A/A+ (Moody’s/S&P/Fitch)
Maturity Date:	February 15, 2067
Coupon/Distribution Rate:	6.30% per annum
1st Coupon/Distribution	May 15, 2007 and quarterly thereafter
Redemption	On or after February 15, 2012 at $25 per trust preferred security plus accrued and unpaid distributions
Liquidation Amount / Par	$25 per trust preferred security
Trade Date:	January 25, 2007
Settle:	February 1, 2007 (T + 5)
Expected Listing:	NYSE
Public Offering Price:	$25 per trust preferred security
Net Proceeds (before expenses) to Issuer:	$484,250,000, subject to increase of $0.2875 per trust preferred security for sales of more than 20,000 trust preferred securities to a single purchaser
Structuring Advisor and Joint Book-runner:	Merrill Lynch & Co (physical)
Joint Book-runners:	Morgan Stanley and UBS Investment Bank
Sr. Co-Managers:	A.G. Edwards & Sons, Citigroup, RBC Capital Markets and Wachovia Securities
Jr. Co-Managers:	Banc of America Securities LLC, Bear, Stearns & Co. Inc., Charles Schwab, Credit Suisse, Goldman, Sachs & Co., Jefferies & Co., Lehman Brothers, and Stifel Nicolaus

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